UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 1)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

DFC GLOBAL CORP.

(Name of Subject Company (Issuer))

DFC GLOBAL CORP.

(Name of Filing Person (Offeror))

2.875% Senior Convertible Notes due June 30, 2027	256664 AB9
(Title of Class of Securities)	(CUSIP Number of Class of Securities)

Roy W. Hibberd, Esq.

Senior Vice President, General Counsel and Secretary

DFC Global Corp.

1436 Lancaster Avenue

Berwyn, Pennsylvania 19312

(610) 296-3400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Brian M. Katz, Esq.

Pepper Hamilton LLP

3000 Two Logan Square

Eighteenth and Arch Streets

Philadelphia, Pennsylvania 19103

(215) 981-4000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$44,800,000	$6,110.72

*	The transaction value is estimated only for purposes of calculating the filing fee. The purchase price of the 2.875% Senior Convertible Notes due June 30, 2027 (the “Notes”), as described herein, is equal to 100% of the principal amount of those Notes. As of November 29, 2012, $44,800,000 aggregate principal amount of the Notes was outstanding, resulting in an aggregate maximum purchase price of $44,800,000.
**	The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the U.S. Securities Exchange Act of 1934, as amended, equals $136.40 per $1,000,000 of transaction value.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$6,110.72
Form or Registration No.:	Schedule TO-I
Filing Party:	DFC Global Corp.
Date Filed:	November 30, 2012

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☑	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

INTRODUCTORY STATEMENT

This Amendment No. 1 is an amendment to the Tender Offer Statement on Schedule TO filed by DFC Global Corp. (formerly Dollar Financial Corp., the “Company”) with respect to the right of each holder (the “Holder”) of the Company’s 2.875% Senior Convertible Notes due June 30, 2027 (the “Notes”) to sell, and the obligation of the Company to purchase, the Notes as set forth in the Company Notice for 2.875% Senior Convertible Notes due June 30, 2027, dated November 30, 2012 (the “Company Notice”), the Supplement to the Company Notice, dated December 7, 2012 (the “Supplement”), and the related notice materials filed as exhibits to the originally filed Schedule TO.

This Amendment No. 1 is being filed by the Company to amend certain provisions of the Company Notice, as set forth in the Supplement.

Items 1 through 9.

As permitted by General Instruction F to Schedule TO, all of the information set forth in the Supplement is incorporated by reference into this Schedule TO. The Supplement should be read in conjunction with the Company Notice. Except for the changes described in the Supplement, all other terms of the Company Notice remain the same.

Item 12. Exhibits.

(a)(1)(A) Company Notice for 2.875% Senior Convertible Notes due June 30, 2027, dated November 30, 2012 (filed as Exhibit 99(a)(1) to the Company’s Schedule TO (No. 005-81133) filed with the Securities and Exchange Commission on November 30, 2012, and incorporated herein by reference).

(a)(1)(B) Supplement to Company Notice for 2.875% Senior Convertible Notes due June 30, 2027, dated December 7, 2012.

(b) None.

(d) Indenture, dated as of June 27, 2007, among DFC Global Corp. (formerly Dollar Financial Corp.), as Issuer and U.S Bank, National Association, as Trustee (filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 27, 2007, and incorporated herein by reference).

(g) None.

(h) None.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my KNOWLEDGE and belief, I certify that the information set forth in this statement is true, complete and correct.

DFC GLOBAL CORP.

By:	/s/ RANDY UNDERWOOD
Name: Randy Underwood
Title: Executive Vice President and Chief Financial Officer

Date: December 7, 2012

EXHIBIT INDEX

Exhibit Number	Description

99(a)(1)(A)	†Company Notice for 2.875% Senior Convertible Notes due June 30, 2027, dated November 30, 2012 (filed as Exhibit 99(a)(1) to the Company’s Schedule TO (No. 005-81133) filed with the Securities and Exchange Commission on November 30, 2012, and incorporated herein by reference).

99(a)(1)(B)	Supplement to Company Notice for 2.875% Senior Convertible Notes due June 30, 2027, dated December 7, 2012.

99(d)	†Indenture, dated as of June 27, 2007, among DFC Global Corp. (formerly Dollar Financial Corp.), as Issuer and U.S Bank, National Association, as Trustee (filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K (No. 000-50866) filed with the Securities and Exchange Commission on June 27, 2007, and incorporated herein by reference).

†	Previously filed.